U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  Form 12b-25


                          NOTIFICATION OF LATE FILING


[ ]  Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q and
                           Form 10-QSB [ ] Form N-SAR

          For  Period  Ended:  March  31,  2004

          [  ]  Transition  Report  on  Form  10-K
          [  ]  Transition  Report  on  Form  20-F
          [  ]  Transition  Report  on  Form  11-K
          [  ]  Transition  Report  on  Form  10-Q
          [  ]  Transition  Report  on  Form  N-SAR

     For  the  Transition  Period  Ended:  N/A

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A



Part  I  -  Registrant  Information

     Full  Name  of  Registrant:  ITS  Networks  Inc.

     Former  Name  if  Applicable:  N/A

     Address  of  Principal  Executive  Office  (Street  and  Number)

     Edif.  Marina Marbella,  Severo Ochoa, 28, Planta 9,  29600 Marbella, Spain


PART  II  -  RULES  12b-25(b)  AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement of other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART  III  -  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The registrant was unable without unreasonable effort and expense to prepare its accounting records and schedules in sufficient time to allow its accountants to complete its review of the registrant for its three-month period ended March 31, 2004, before the required filing date for its Form 10-QSB.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                        Gustavo Gomez 011-34-91-578-0074
                  ----------------------- -------------------
                            (Name) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                ITS Networks Inc.
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May  14,  2004                  By/s/Gustavo  Gomez
---------------------                    ---------------------------
                                         Gustavo  Gomez,  President

INSTRUCTIONS: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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Intentional  misstatements  or  omissions  of  fact  constitute Federal Criminal
Violations  (See  18  U.S.C.1001).
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